[Letterhead of Sullivan & Cromwell LLP]

January 4, 2016

Via EDGAR

Era Anagnosti,
Legal Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Royal Bank of Canada Registration Statement on Form F-3
(File No. 333-208507) filed December 11, 2015

Dear Ms. Anagnosti:

This letter responds to the letter, dated December 30, 2015, to Karen E. McCarthy, Vice-President, Associate General Counsel and Secretary of Royal Bank of Canada (the “Bank”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form F-3 of the Bank (the “Registration Statement”) filed with the Commission on December 11, 2015. The Bank expects to file a pre-effective amendment to the Registration Statement (“Amendment No. 1”) on or about January 8, 2016 to address the Staff’s comments and update certain additional information.

For your convenience, we have reproduced the Staff’s comments below and provided the Bank’s responses below each comment.

Description of Debt Securities

General, page 6

1.
We note your disclosure on page 7, eighth bullet point, that your debt securities may be converted or exchanged for securities of “another entity or other entities.” Please either register the securities of these other entities or delete this language and make corresponding revisions on page 9 under “Conversion or Exchange of Senior Debt Securities.”

Response:

The Bank confirms that it intends to offer debt securities (“Debt Securities”) that may be converted or exchanged into securities of another entity or other entities only under circumstances that do not require registration of the underlying securities upon registration of the Debt Securities. Such circumstances include (i) where the Debt Security is not convertible or exercisable at the option of the holder within one year of registration and (ii) where the underlying securities may be resold freely in the public market under Rule 144 and the exemption provided by Section 4(1) of the Securities Act is available. See Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 203.03, respectively.

In addition, the Bank confirms that it will include disclosure regarding the issuer of any third party securities in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities, as and to the extent contemplated by the Morgan Stanley & Co. Incorporated no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Accordingly, the Bank respectfully submits that in the circumstances no changes to the disclosures referenced in the Staff’s comment are necessary or appropriate.

Canadian Taxation, page 38

2.
Please remove the inappropriate disclaimer in the first sentence of the fourth paragraph stating that the summary of the material tax consequences “is of a general nature only,” as investors are entitled to rely on the opinions expressed. In this regard, we also note that you have provided a short form opinion of Canadian tax counsel (Exhibit 8.2). Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Response:

In response to the Staff’s comment, the disclosure on page 38 of the Registration Statement will be revised in Amendment No. 1 to delete the disclaimer quoted in the Staff’s comment.

Exhibit 5.2 – Opinion of Norton Rose Fulbright Canada LLP

3.
Please have your Canadian counsel remove the limitation on reliance from the first sentence of the first full paragraph of page 3 of its opinion, as inappropriate. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Response:

In response to the Staff’s comment, the Bank’s Canadian tax counsel will revise page 3 of the opinion filed as Exhibit 5.2 to the Registration Statement to remove the paragraph cited in the Staff’s comment, and the Bank will file such revised opinion with Amendment No. 1.

****

Additionally, in connection with this response letter, we confirm that the Bank acknowledges the following statements:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4016 or crawshawd@sullcrom.com, or Douglas A. Sarro at (212) 558-3284 or sarrod@sullcrom.com.

Sincerely,

/s/ Donald R. Crawshaw
Donald R. Crawshaw

cc:	Erin Dion
(Royal Bank of Canada)

Douglas A. Sarro
(Sullivan & Cromwell LLP)

Luigi L. De Ghenghi
(Davis Polk & Wardwell LLP)